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                                   FORM U-7D/A

                        CERTIFICATE PURSUANT TO RULE 7(d)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Amendment to Certificate on Form U-7D                            File No. 32-521
         under the Public Utility Holding                        Amendment No. 2
         Company Act of 1935


    State Street Bank and Trust Company of Connecticut, National Association
              (successor to The Connecticut Bank and Trust Company,
                     National Association), as Owner Trustee
                            FNBC Leasing Corporation


     Name, title and address of officer to whom notices and correspondence concerning this amendment should be addressed: Mr. David Ganss, State Street Bank and Trust Company of Connecticut, National Association, Corporate Trust Department, 750 Main Street, Suite 1114, Hartford, CT 06103.

     The undersigned hereby amend the above document as indicated in the attached pages with respect to the following items and schedules: Item 10.

                                   SIGNATURES

     State Street Bank and Trust Company of Connecticut, National Association (successor to Connecticut Bank and Trust Company, National Association), not in its individual capacity, but as Owner Trustee under that certain Trust Agreement, dated as of November 1, 1985, as amended by Amendment No. 1 thereto, dated as of June 30, 1987, has caused this amendment to be duly signed on its behalf by its authorized officer in the City of Hartford and the State of Connecticut, on the 17th day of September, 1999.

Attest:                                           STATE STREET BANK
                                                  AND TRUST COMPANY OF
                                                  CONNECTICUT, NATIONAL
                                                  ASSOCIATION,
                                                  as Owner Trustee
/s/ Laura S. Cawley
--------------------------------
Title: Assistant Vice President                   By: /s/ James E. Mogavero
                                                     ---------------------------
                                                  Title: Vice President

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     FNBC Leasing Corporation has caused this amendment to be duly signed on its behalf by its authorized officer in the City of Hartford and the State of Connecticut, on the 17th day of September, 1999.

Attest:  [Seal]                                   FNBC LEASING CORPORATION


                                                  By: /s/ Jean F. Nagatani
                                                     ---------------------------
                                                  Title: First Vice President
--------------------------------                        ------------------------
Title:


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10       Holders of beneficial interests.

         FNBC Leasing Corporation
         One First National Plaza
         Mail Suite IL 10502
         Chicago, IL 60670-0502


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